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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67980 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO USA LLP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 CHRISTOPHER STREET,
(No. and Street)

LONDON, EC2A 2BS, UK
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IAN WARREN +44 207 862 0299
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MOORE LONDON PLACE, LONDON, SE1 2AF, UK
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/10

## OATH OR AFFIRMATION

I, IAN WARREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO USA LLP, as of FEBRUARY 25, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 25th DAY OF FEBRUARY AT LONDON, ENGLAND

Signature

HEAD OF FINANCE / FINOP

Title

NOTARY PUBLIC
LONDON, ENGLAND
MICHELLE SCOTT

Notary Public (My Commission expires with Life)

CHEESWRIGHTS
NOTARIES PUBLIC
Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile: 020 7623 5428

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

**MAKO USA L.L.P.**

Year Ended December 31, 2009

with Report of Independent Registered Public Accounting Firm

Mako USA L.L.P.

**CONTENTS**

December 31, 2009

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners' of
**Mako USA L.L.P.**

We have audited the accompanying statement of financial condition of Mako USA L.L.P. (the "Partnership") as of December 31, 2009. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mako USA L.L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.

**Ernst & Young LLP**
**Independent Registered Public Accounting Firm**
**London**
**25 February 2010**

Mako USA L.L.P.

## STATEMENT OF FINANCIAL CONDITION

December 31, 2009

| | | USD '000s |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 5,281 |
| Receivable from clearing broker | | 869 |
| **Total assets** | $ | **6,150** |
| | | |
| **LIABILITIES AND PARTNERS' CAPITAL** | | |
| Other liabilities and accrued expenses | $ | 5 |
| Amounts due to affiliates | | 839 |
| **Total liabilities** | | **844** |
| | | |
| Partners' capital | | 5,306 |
| **Total liabilities and partners' capital** | $ | **6,150** |

*The accompanying notes are an integral part of the Statement of Financial Condition.*

## NOTE A - GENERAL BUSINESS

Mako USA L.L.P. (the "Partnership"), a UK limited liability partnership formed on 5 November 2007, is a broker-dealer registered with the Financial Industry Regulatory Authority (''FINRA'') and with the Chicago Board Options Exchange ("CBOE").

During the year the Partnership was 99.9% owned by Mako Global Derivatives Executives, L.L.P. (the "Parent"), which is part of the Mako Group of Companies.

The Partnership's operations consist of proprietary trading and market-making and in futures and options on equity instruments.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The statement of financial condition is expressed in US dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America.

*Use of Estimates*

The preparation of statement of financial condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

*Financial Instrument Transactions and Revenue Recognition*

Proprietary securities, option and futures transactions and related revenue and expenses are recorded on a trade-date basis and dividends are recorded on the ex-dividend date. Where the Partnership holds more than one investment in the same security they are deemed to be disposed of on a first in first out basis.

Financial instruments including inventory positions sold but not yet purchased, and other inventory positions are recorded at fair value. Fair value is based on quoted market values, with unrealised gains and losses reflected in the consolidated statement of operations. Subsequent market fluctuation of financial instruments sold, but not yet purchased, may require purchasing the securities at prices, which may differ from the fair values, reflected on the statement of financial condition.

In determining the market value of financial instruments, adjustments are made to reflect positions initially valued at mid-market prices at an appropriate bid or offer rate.

Market value generally is determined based on listed prices or broker quotes. In certain instances, price quotations may be considered to be unreliable when the instruments are thinly traded or when we hold a substantial block of a particular security and the listed price is not considered to be readily realizable. In these instances the Partnership determines fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the value at the date of acquisition, and the size of the position held in relation to the liquidity in the market, among other factors.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Cash and Cash Equivalents*

Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less at acquisition, held at various multinational financial institutions.

*Due to / from Clearing Broker*

Amounts receivable and payable to clearing brokers represent cash held at the clearing broker as a security deposit or cash owed to the clearing broker. Amounts due to or from clearer also includes margin balances on which interest is charged on an accruals basis.

*Clearing Agents*

Financial instruments transactions are cleared on behalf of the Group by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Group has agreed to indemnify the clearing broker for any losses sustained on behalf of the Partnership's trading activities. No collateral is taken or received against clearing positions, margin balances are held at the clearing broker.

*General and Administrative*

The Partnership receives services from Mako Europe Limited, part of the Mako Group, including use of assets and leased premises. Services are recharged through a fixed monthly fee set annually, based on floor space occupied, cost of utilities consumed and services provided by Mako Group functions.

*Income Taxes*

The operations of the Partnership will be included in the taxable income of the partner and, accordingly, no provision for Federal, state or local income taxes is recorded in the statement of financial condition, since the Partnership is not subject to Federal, State or local income taxes.

Under US tax sharing agreements the Partnership is disregarded for Federal income tax purposes. This arrangement exists within the Mako Group such that all income and deductions from each partner are reported at the Parent level. For the year ended December 31, 2009 the Group did not incur any US taxable income and as such the Partnership did not recognize any tax liability.

*Translation of foreign currencies*

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while related revenues and expenses are translated at the exchange rate ruling at the month end date when the transaction was undertaken.

*Fair Value of Financial Instruments*

The amounts reported on the statement of financial condition for cash, receivables from clearing brokers, and other liabilities and accrued expenses and amounts due to and affiliates are carried at contractual amounts which approximate fair value due to their short term nature.

## NOTE C - PARTNERS' CAPITAL

The Partnership issued 99.9% of its ownership interest to the Parent. The Parent's liability is limited to the value of Partner's Capital contributed. The remaining 0.1% is owned by an individual. Control of the Partnership is based on ownership interest and lies with the Parent entity. Income is allocated at the discretion of the Parent.

## NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Partnership is subject to the SEC's net capital Rule 15c 3-1 which requires the maintenance of a minimum net capital of the greater of 6 2/3 % of aggregated indebtedness or $100,000. Net capital changes from day to day, but at December 31, 2009, the Partnership had net capital of $5,306,000, which exceeded the Partnership's minimum requirement of $100,000 by $5,206,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Partnership is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

## NOTE E - RELATED PARTIES

At December 31, 2009 the Partnership had amounts of $839,000 due to affiliates which represents repayment of a cash transfer. The amount due to affiliates was fully paid subsequent to December 31, 2009.

## NOTE F – FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Fair Value Measurements ("ASC 820"). Effective 1 January 2008, the Partnership has adopted ASC 820.

In accordance with ASC 820, financial instruments will be categorised in the statement of financial condition, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Partnership did not have any financial instruments to measure at fair value as of December 31, 2009.

## NOTE G – USE OF DERIVATIVES AND ASSOCIATED RISKS

During the year, an update to FASB ASC 815 became effective. The update to FASB ASC 815 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for statement of financial condition issued for reporting periods beginning after November 15, 2008.

The Partnership's trading operations allow it to enter into futures and options on equities. In doing so the Partnership will employ strategies in differing combinations to permit it to increase or decrease the level of risk, or change the level or types of exposures to market risk factors. This may allow the Partnership to pursue its objectives more quickly, and efficiently than if they were to make directs purchases or sales of securities capable of affecting a similar response to market factors.

In pursuit of its objectives, the Partnership may seek to use derivatives to increase or decrease its exposure to equity risk through the change in value of equity securities as they relate to increases or decreases in the general market.

Fair values of derivatives not accounted for as hedging instruments under FASB ASC 815 are located in the lines "derivative contract assets, at fair value" and "derivative contract liabilities, at fair value" in the Statement of Financial Condition. The Partnership did not hold any derivative positions as at December 31, 2009.

The Partnership used derivatives throughout the year and the level of activity varied throughout the period. The Partnership did not hold any open positions at the year end or any significant positions during year.

## NOTE H – CREDIT RISK

The Partnership is engaged in various trading activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfil their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

The Partnership believes its maximum non-trading credit risk to be the sum of accounts receivable and cash and cash equivalents.

## NOTE I – UNCERTAIN TAX POSITIONS

In accordance with FASB ASC 740-10, the Partnership is required to perform an evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense. An update to FASB ASC 740-10 became effective during the current financial reporting period. Upon adoption of this update we identified no uncertain tax positions that have not met the more-likely-than-not standard.

Ernst & Young LLP
1 More London Place
London SE1 2AF

Tel: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

## Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Partners'
Mako USA L.L.P

In planning and performing our audit of the financial statements of Mako USA L.L.P. (the Partnership), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We identified the following deficiencies in the control environment and its operation that we consider a significant deficiency, as defined above. This deficiency was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Partnership as of and for the year ended December 31, 2009, and these deficiencies do not affect our report on the financial statements of the Company dated February 25, 2010.

As previously communicated to the SEC by the Partnership, the Partnership amended Form X-17 a-5 as of December 31, 2009 to account for two material adjustments relating to the finalisation of intergroup recharges that arose through the financial statements close process after the initial Form X-17 was filled. In order to improve internal control, the Partnership has taken steps to enhance the existing review and approval process for intergroup allocations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members', management, the SEC, the CFT, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP

25 February 2010

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Tel: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

**Report of Independent Accountants on Applying Agreed-Upon Procedures**

To the Partners of Mako USA L.L.P.

We have performed the procedures enumerated below, which were agreed to by the Partners of Mako USA L.L.P., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Mako USA L.L.P. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for fiscal period from April 1, 2009 through December 31, 2009. Mako USA L.L.P management is responsible for Mako USA L.L.P compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries within the entities third party bank statements.

   All listed assessment payments in Form SIPC-7T have been agreed with respective cash disbursement record entries within the entities on the entity's online banking system.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   No exceptions were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and supporting working papers.

   No adjustments were made.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions were noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   No overpayments were recorded in the current assessment.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended 31 December 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP
25 February 2010